THIRD AMENDMENT TO
RUBY TUESDAY, INC.
SALARY DEFERRAL PLAN

        THIS THIRD AMENDMENT is made on the 8th day of December, 2004, by Ruby Tuesday, Inc., a Georgia corporation (the “Primary Sponsor”).

WITNESSETH:

        WHEREAS, the Primary Sponsor maintains the Ruby Tuesday, Inc. Salary Deferral Plan under an indenture dated April 9, 2001 (the “Plan”), as subsequently amended by the First and Second Amendments thereto.

        WHEREAS, the Primary Sponsor now desires to amend the Plan retroactively, as approved by the Internal Revenue Service in connection with the Voluntary Compliance Statement issued by the Internal Revenue Service on or about July 16, 2004, to permit the allocation of supplemental contributions in relation to the 2001 Plan year on behalf of designated participants.

        NOW, THEREFORE, the Primary Sponsor hereby amends the Plan, effective as of January 1, 2001, by adding a new Section 3.8 to the end of Article III, to read as follows:

“3.8 For the Plan Year ending December 31, 2001, an additional amount shall be contributed and allocated to the Accounts of certain participants. The participants to receive such allocations and the amount of each allocation is set forth in Appendix D, attached hereto.”

        Except as specifically amended hereby, the Plan shall remain in full force and effect as prior to this Third Amendment.

        IN WITNESS WHEREOF, the Plan Sponsor has executed this Third Amendment as of the day and year first above written.

RUBY TUESDAY, INC.
By: /s/ Samuel E. Beall, III
Title: Chairman of the Board, President and Chief Executive Officer